UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Section 13(a) -16 or 15(d) – 16

Of the Securities Exchange Act of 1934

For the month of June 2020

000-23697

(Commission file number)

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EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

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550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9001

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Extraordinary General Meeting

This report on Form 6-K is being furnished to disclose the Notice of Extraordinary General Meeting of Eros International Plc (the “Company”), to be convened in virtual meeting format only on June 29, 2020, distributed by the Company to its shareholders on June 8, 2020 (the “Notice”), together with the accompanying circular (the “Circular”) and the form of proxy card for the holders of A ordinary shares of the Company (the “Proxy Card”). Copies of the Notice, the Proxy Card and the Circular are being furnished with this Report of Foreign Private Issuer on Form 6-K as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Notice of Extraordinary General Meeting.
99.2	Form of Proxy Card.
99.3	Circular to Shareholders of Eros International Plc in relation to the Extraordinary General Meeting to be held on June 29, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2020	Eros International Plc

	By:	/s/ Mark Carbeck
Name: Mark Carbeck
Title: Chief Corporate and Strategy Officer